UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*

TLC Vision Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872549100

(CUSIP Number)

Glenn J. Krevlin Glenhill Advisors, LLC 598 Madison Avenue, 12th Floor New York, New York 10022 (646) 432-0600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
-with a copy to-
Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
(212) 801-9200

April 4, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g) check the following box .☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenhill Advisors, LLC 13-4153005

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

		7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			9,614,100

		8	SHARED VOTING POWER

-0-

		9	SOLE DISPOSITIVE POWER

9,614,100

		10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,614,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14	TYPE OF REPORTING PERSON (See Instructions)

HC

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Glenn J. Krevlin

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

		7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			9,614,100

		8	SHARED VOTING POWER

-0-

		9	SOLE DISPOSITIVE POWER

9,614,100

		10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,614,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14	TYPE OF REPORTING PERSON (See Instructions)

IN, HC

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Glenhill Capital Management, LLC			13-4146739

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

		7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			-0-

		8	SHARED VOTING POWER

9,614,100

		9	SOLE DISPOSITIVE POWER

-0-

		10	SHARED DISPOSITIVE POWER

9,614,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,614,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.9%

14	TYPE OF REPORTING PERSON (See Instructions)

IA, HC

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Glenhill Capital LP			13-4149785

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
2	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

		7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			-0-

		8	SHARED VOTING POWER

5,688,388

		9	SOLE DISPOSITIVE POWER

-0-

		10	SHARED DISPOSITIVE POWER

5,688,388

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,688,388

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%

14	TYPE OF REPORTING PERSON (See Instructions)

PN

     This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Glenhill Advisors, LLC, a Delaware limited liability company (“Glenhill Advisors”), Glenn J. Krevlin, a citizen of the United States (“Krevlin”), Glenhill Capital Management, LLC, a Delaware limited liability company (“Glenhill Management”), and Glenhill Capital LP, a Delaware limited partnership (“Glenhill Capital” and, collectively with Glenhill Advisors, Krevlin and Glenhill Management, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 16, 2007 (as hereby amended, the “Schedule 13D”), with respect to the Common Stock, without par value (the “Common Stock”), of TLC Vision Corporation, a corporation organized under the laws of New Brunswick, Canada (the “Issuer”).

     Item 4 of the Schedule 13D is hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to add the following:

     Representatives of the Reporting Persons recently engaged in consensual discussions with certain senior executives and members of the Board of Directors of the Issuer (the “Board”). These discussions related generally to the Issuer's current operating strategy, historical financial performance and management composition. The Reporting Persons intend to review their investment in the Common Stock on a continuing basis and, from time to time, may engage in further discussions with the Issuer’s senior executives, members of the Board, other shareholders of the Issuer and other relevant parties concerning the foregoing.

     Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, but, in their course of actively monitoring their investment in the Common Stock, the Reporting Persons do hereby expressly reserve the right to pursue and/or engage in transactions and activities of the type so enumerated.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 4, 2007

GLENHILL ADVISORS, LLC

By: /s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: Managing Member

/s/ Glenn J. Krevlin
GLENN J. KREVLIN

GLENHILL CAPITAL MANAGEMENT, LLC

By: Glenhill Advisors, LLC, its Managing Member

By: /s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL LP

By: Glenhill Capital Management, LLC, its General Partner

By: Glenhill Advisors, LLC, its Managing Member

By: /s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: Managing Member